Mail Stop 3561

								February 24, 2006

Mr. Ram Mukunda, President and CEO
India Globalization Capital, Inc.
4336 Montgomery Ave
Bethesda, Maryland 20814

      Re:	India Globalization Capital, Inc.
		Amendment No. 6 to Registration Statement on
      Form S-1
		Filed November February 14, 2006
      File No. 333-124942

Dear Mr. Mukunda:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our previous comment number one, particularly the statement that "[o]ur research now shows that there are more acquisition opportunities in the price range established by the $60,000,000 aggregate offering price, which will allow the Company to consider acquisitions valued at $48,000,000 or more." Please describe in the prospectus the research conducted by the company that now shows there are more acquisitions in this price range.



2. We note your response to our previous comment number two and we reissue the comment. We note the contingent nature of part of the underwriters` compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

3. We note disclosure in section 7, in the Articles of Incorporation of India Globalization Capital, Inc. that states "[p]aragraphs A through E set forth below shall apply during the period commencing upon the initial public offering of Company`s securities (the "IPO") and terminating upon the consummation of a "Business Combination" (the "Restricted Period") and shall not be amended during such period." (emphasis added). Please provide us with a legal analysis as to whether or not an amendment to this provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended and if so on what basis despite any proposed limitations to so amend; and
(ii)
whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.

4. We note the disclosure throughout the prospectus that the company will proceed with the initial business combination only if two conditions are met which include public stockholders owning less than
20% of the shares sold in this offering and purchased in the private placement both vote against the business combination and exercise their conversion rights. Please explain whether the 20% threshold could be lowered by the company after the offering is effective and prior to the vote regarding the initial business combination.

Use of Proceeds, page 24

5. In the use of proceeds table, we note that the $55,441,200 held in trust does not include $1,769,400 of the proceeds attributable to the underwriter`s non-accountable expense allowance. Please revise the table to include the amount attributable to the underwriter`s non-accountable expense or explain why such revision is not necessary.


6. We note the disclosure on page 25 that "[u]pon the consummation of this offering, the founders will loan an additional $720,000 to us for working capital purposes." Please reconcile this statement with the line item disclosure in the use of proceeds table that contributions from founder loans and deferred payments will be held in trust. Also see the MD&A and conflicts of interest sections that include similar disclosure.

Principal Stockholders, page 53

7. We note that the principal stockholder table and footnote (3) disclose that the 425,000 shares owned by Ram Mukunda`s wife, Parveen
Mukunda are excluded from the amount of shares beneficially owned by
Ram Mukunda. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse.
See SEC Release No. 33-4819. Since Parveen Mukunda is the spouse of
Ram Mukunda, then the amounts of common stock owned by each spouse should be included in the amounts attributed to the other spouse in the table and the nature of the ownership included in a footnote. Also, this amount would be included in the amount held by executive officers and directors as a group. Please revise or advise.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      You may contact Maureen Bauer at (202) 551-3237 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Mike Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

Sincerely,



      John Reynolds
      Assistant Director

cc:	Michael Blount, Esq.
	Fax: (312) 269-8869
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Mr. Ram Mukunda
India Globalization Capital, Inc.
February 24, 2006
Page 1